Exhibit 99.1

MingZhu Logistics Regains Compliance with NASDAQ

SHENZHEN, June 29, 2021 – MingZhu Logistics Holdings Limited ("MingZhu" or the "Company") (NASDAQ: YGMZ), an elite provider of logistics and transportation services to businesses, today announced that on June 29, 2021, it received notification from The Nasdaq Stock Market LLC ("NASDAQ") confirming the Company has regained compliance with the periodic filing requirement for NASDAQ under Listing Rule 5250(c)(1). NASDAQ noted this matter is now closed.

About MingZhu Logistics Holdings Limited (NASDAQ: YGMZ)

Founded in 2002, NASDAQ listed, Shenzhen, China based, MingZhu is 4A-grade trucking services provider, offering both network density and broad geographic coverage to meet customers' diverse transportation needs. The Company operates two major regional terminals, respectively, with both self-own fleets of tractors and trailers and subcontractors' fleets. More information about MingZhu can be found at: www.szygmz.com/en/

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the trucking services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Mr. Jingwei Zhang

Email: company@szygmz.com

Phone: (+86) 186-5937-1270

Investor Relations:

David Pasquale

Global IR Partners

New York Office Phone: +1-914-337-8801

YGMZ@globalirpartners.com